Exhibit 99.1

The Hague, April 25, 2007

Alexander R. Wynaendts named Chief Operating Officer of AEGON N.V.

AEGON N.V. today announced the appointment of Alexander R. Wynaendts (46) as Chief Operating Officer (COO), effective immediately.

Mr. Wynaendts joined AEGON in 1997 and has been a member of the Executive Board since 2003. Mr. Wynaendts is a member of the boards of AEGON USA, AEGON The Netherlands and AEGON UK. He leads AEGON’s international growth strategy and is also responsible for the Group’s activities in Spain, Central and Eastern Europe and Asia, as well as AEGON’s joint venture with La Mondiale Participations in France.

In his new capacity, Mr. Wynaendts assumes additional corporate responsibilities, which include investor relations and corporate communications. As COO, and as a member of the Executive Board along with Donald J. Shepard (CEO) and Joseph B.M. Streppel (CFO), Mr. Wynaendts shares collegiate responsibility for the management of AEGON N.V.

Mr. Wynaendts was reappointed as a member of AEGON’s Executive Board for a four-year term during today’s Annual General Meeting of Shareholders.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward looking statements

The statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including the factors set forth in our Annual Report on Form 20-F, which is available for review at www.aegon.com and www.sec.gov.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)